RICHEMONT

Via airmail



Securities and Exchange Commissi
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

29 March 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in English and Italian announcing Richemont and Ferrari's exclusive license agreement for the development, manufacturing and distribution of watches by Richemont under the Ferrari brand. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifl
Alan Grieve

Enclosures

dlw 4/5

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

24 MARCH 2005

RICHEMONT AND FERRARI

Ferrari and Richemont have agreed to enter into an exclusive license agreement for the development, manufacturing and distribution of watches by Richemont under the Ferrari brand;

Panerai, the Italian historical brand recognised for the high quality, technology and style of its timepieces, will be responsible for the development of haute horlogerie Ferrari watches following the concept "Ferrari engineered by Panerai";

Panerai will present its first collection of Ferrari watches in spring 2006;

Panerai will be appointed "Official Timekeeper to Ferrari" with immediate effect.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.2 per cent interest in British American Tobacco.

COMPAGNIE FINANCIERE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
Telephone +41 (0)22 715 3500 Telefax +41 (0)22 715 3550 www.richemont.com

File no 82-4102

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

24 MARCH 2005

RICHEMONT AND FERRARI

Ferrari e Richemont hanno concordato la stipulazione di un contratto esclusivo di licenza per lo sviluppo, la fabbricazione e la distribuzione di orologi con marchio Ferrari,

Panerai, la storica marca italiana riconosciuta per l'alta qualità, la tecnologia e lo stile dei suoi orologi, sarà responsabile dello sviluppo dell' "Alta Orologeria Ferrari" seguendo il concetto "Ferrari engineered by Panerai";

Panerai presenterà la prima collezione di orologi Ferrari nella primavera 2006;

Panerai sarà nominato "Cronometrista Ufficiale Ferrari" con effetto immediato.

Richemont detiene un portafoglio di marchi internazionali di prestigio tra i quali Cartier, Van Cleef& Arpels, Alfred Dunhill, Montblanc e Lancel, così come i marchi orologieri di rilievo Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A.Lange & Söhne e Officine Panerai.

Oltre alle sue attività nel settore del lusso, Richemont detiene il 18,2 per cento di British American Tabacco.

COMPAGNIE FINANCIERE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
Telephone +41 (0)22 715 3500 Telefax +41 (0)22 715 3550 www.richemont.com

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

29 March 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 23 March 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sufe
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres “A“ units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 11 mars 2005 au 23 mars 2005**
Nombre de “A” units achetées:	**0**
Nombre de “A” units vendues:	**(18’900)**
Nombre net de “A“ units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5’000’000**
Position nette en “A“ units au 23 mars 2005:	**24’097’328**

Le programme de rachat courant porte sur un maximum de 10’000’000 “A“ units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient une option d'achat qui lui permet d'acquérir, si elle est levée, jusqu'à 4 millions d'units "A". Cette option peut être levée à partir du 10 juin 2007 jusqu'au 10 juin 2011.

Date:	**le 24 mars 2005**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**11. März 2005 bis 23. März 2005**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(18'900)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 23. März 2005:	**24'097'328**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt eine Kaufoption die es ihr erlaubt, bis zu 4 Millionen "A" Units zu kaufen. Diese Option kann zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden.

Datum:	**24. März 2005**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55